Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2022, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; Calyxt’s ability to address its current liquidity challenges and continue as a going concern; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2022 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt®, PlantSpring™, BioFactory™, Plant Cell Matrix™ and PCM™ are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole. References to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ in thousands)

		As of
	Notes	December 31, 2021	Unaudited September 30, 2022
ASSETS
Non-current assets
Intangible assets		1,854	1,511
Property, plant, and equipment	6	78,846	70,759
Right-of-use assets	5	69,423	58,112
Non-current financial assets	7	6,524	8,926

Total non-current assets		156,647	139,307
Current assets
Trade receivables	8.1	20,361	802
Subsidies receivables	8.2	9,268	12,152
Other current assets	8.3	9,665	8,311
Current financial assets	9.1	499	21,359
Cash and cash equivalents	9.2	185,636	97,648

Total current assets		225,429	140,272

TOTAL ASSETS		382,076	279,580

LIABILITIES
Shareholders’ equity
Share capital	13	2,945	2,949
Premiums related to the share capital	13	934,696	579,047
Currency translation adjustment		(18,021)	(35,434)
Retained earnings		(584,129)	(330,595)
Net income (loss)		(114,197)	(79,326)

Total shareholders’ equity - Group Share		221,293	136,641
Non-controlling interests		15,181	8,971

Total shareholders’ equity		236,474	145,612
Non-current liabilities
Non-current financial liabilities	10	20,030	14,699
Non-current lease debts	10	71,526	63,592
Non-current provisions	16	4,073	2,646
Other non-current liabilities		626	—

Total non-current liabilities		96,254	80,937

Current liabilities
Current financial liabilities		2,354	10,379
Current lease debts	10	8,329	7,971
Trade payables	10	23,762	22,353
Deferred revenues and contract liabilities	12	301	320
Current provisions	16	871	425
Other current liabilities	11	13,731	11,582

Total current liabilities		49,348	53,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		382,076	279,580

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

($ in thousands, except per share amounts)

		For the nine-month period ended September 30,
	Notes	2021	2022
Revenues and other income
Revenues	3.1	45,088	3,262
Other income	3.1	8,320	5,255

Total revenues and other income		53,408	8,517

Operating expenses
Cost of revenue	3.2	(29,113)	(1,081)
Research and development expenses	3.2	(96,663)	(85,194)
Selling, general and administrative expenses	3.2	(27,894)	(25,336)
Other operating income (expenses)		506	608

Total operating expenses		(153,163)	(111,003)

Operating income (loss)		(99,755)	(102,485)

Net Financial gain (loss)		2,728	17,009

Net income (loss)		(97,027)	(85,476)

Attributable to shareholders of Cellectis		(89,201)	(79,326)
Attributable to non-controlling interests		(7,827)	(6,150)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.00)	(1.74)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(2.00)	(1.74)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

($ in thousands)

	For the nine-month period ended September 30,
	2021	2022
Net income (loss)	(97,027)	(85,476)

Actuarial gains and losses	366	1,360

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	366	1,360

Currency translation adjustment	(11,753)	(18,173)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(11,753)	(18,173)

Total Comprehensive income (loss)	(108,414)	(102,289)

Attributable to shareholders of Cellectis	(99,091)	(95,379)
Attributable to non-controlling interests	(9,324)	(6,910)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

($ in thousands, except per share amounts)

		For the three-month period ended September 30,
	Notes	2021	2022
Revenues and other income
Revenues	3.1	8,312	217
Other income	3.1	2,516	1,704

Total revenues and other income		10,827	1,921

Operating expenses
Cost of revenue	3.2	(9,213)	(367)
Research and development expenses	3.2	(34,324)	(26,667)
Selling, general and administrative expenses	3.2	(9,675)	(7,641)
Other operating income (expenses)		18	(408)

Total operating expenses		(53,195)	(35,082)

Operating income (loss)		(42,368)	(33,162)

Financial gain (loss)		2,296	1,896

Income tax		—	—

Net income (loss)		(40,071)	(31,265)

Attributable to shareholders of Cellectis		(37,413)	(28,467)
Attributable to non-controlling interests		(2,658)	(2,798)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.82)	(0.63)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.82)	(0.63)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

($ in thousands)

	For the three-month period ended September 30,
	2021	2022
Net income (loss)	(40,071)	(31,265)

Actuarial gains and losses	229	933

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	229	933

Currency translation adjustment	(14,467)	(15,065)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(14,467)	(15,065)

Total Comprehensive income (loss)	(69,655)	(64,851)

Attributable to shareholders of Cellectis	(62,056)	(60,654)
Attributable to non-controlling interests	(7,599)	(4,196)

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

($ in thousands)

		For the nine-month period ended September 30,
	Notes	2021	2022
Cash flows from operating activities

Net income (loss) for the period		(97,027)	(85,476)

Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		11,538	15,462
Net loss (income) on disposals		2	399
Net financial loss (gain)		(2,728)	(17,009)
Expenses related to share-based payments		9,560	8,694
Provisions		3,631	33
Other non-cash items		—	(460)
Gain upon the forgiveness of the Payroll Protection Program loan	10.1	(1,528)	—
Convertible note received for up-front license fee classified in non-current assets	7	(15,503)	—
Realized foreign exchange gain (loss)		(1,988)	(591)
Interest (paid) / received		765	694

Operating cash flows before change in working capital		(93,278)	(78,253)

Decrease (increase) in inventories		(74)	—
Decrease (increase) in trade receivables and other current assets		9,771	(3,188)
Decrease (increase) in subsidies receivables		2,211	(4,531)
(Decrease) increase in trade payables and other current liabilities		(2,172)	(244)
(Decrease) increase in deferred income		62	(9)

Change in working capital		9,797	(7,971)

Net cash flows provided by (used in) operating activities		(83,480)	(86,224)

Cash flows from investment activities
Acquisition of intangible assets		(880)	(300)
Acquisition of property, plant and equipment	6	(18,254)	(2,879)
Net change in non-current financial assets	7	(81)	255
Sale (Acquisition) of current financial assets	7	26,698	326

Cash flows provided by (used in) investment activities		7,483	(2,598)

Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options	13	11,731	—
Proceeds from the exercise of Calyxt stock options	13	227	—
Increase in share capital Cellectis	15	46,597	—
Increase in share capital Calyxt	13	—	11,236
Costs incurred related to Calyxt’s follow-on offering	13	—	(841)
Increase in borrowings	10	—	5,811
Interest paid on financial debt		(162)	(238)
Payments on lease debts	10	(9,445)	(9,780)

Net cash flows provided by (used in) financing activities		48,948	6,187

(Decrease) increase in cash and cash equivalents		(27,049)	(82,635)

Cash and cash equivalents at the beginning of the year		241,148	185,636
Effect of exchange rate changes on cash		(3,389)	(5,352)

Cash and cash equivalents at the end of the period	9	210,709	97,648

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

($ in thousands, except share data)

		Share Capital Ordinary Shares		Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Equity		Total Shareholders’ Equity
	Notes	Number of shares	Amount					attributable to shareholders of Cellectis	Non controlling interests
As of January 1, 2021		42,780,186	2,785	863,911	(4,089)	(505,961)	(81,074)	275,572	33,273	308,845
Net Loss							(89,201)	(89,201)	(7,827)	(97,027)
Other comprehensive income (loss)					(10,256)	366	—	(9,890)	(1,497)	(11,387)

Total comprehensive income (loss)					(10,256)	366	(89,201)	(99,091)	(9,324)	(108,415)
Allocation of prior period loss		—	—	—	—	(81,074)	81,074	—	—	—
Exercise of stock options Calyxt		—	—	—	—	(75)	—	(75)	(42)	(116)
Capital Increase Cellectis (ATM)		2,415,630	145	47,334	—	—	—	47,478	—	47,478
Transaction costs (1)		—	—	(881)	—	—	—	(881)	—	(881)
Transaction with subsidiaries		—	—	—	—	(8)	—	(8)	8	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	279,494	17	5,660	—	(1)	—	5,675	—	5,675
Non-cash stock-based compensation expense	14	—	—	9,297	—	—	—	9,297	264	9,560
Other movements		—	—	(30)	—	30	—	—	—	—

As of September 30, 2021		45,475,310	2,946	925,290	(14,345)	(586,723)	(89,201)	237,967	24,180	262,147

As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss							(79,326)	(79,326)	(6,150)	(85,476)
Other comprehensive income (loss)					(17,412)	1,360	—	(16,053)	(760)	(16,813)

Total comprehensive income (loss)					(17,412)	1,360	(79,326)	(95,379)	(6,910)	(102,289)
Allocation of prior period loss						(114,197)	114,197	—		—
Issuance of Calyxt’s common stock and exercise of Calyxt’s pre-funded warrants (2)						1,399		1,399	1,334	2,733
Transaction with subsidiaries (4)						2,116		2,116	(2,116)	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	81,500	4	—		(4)		0		0
Non-cash stock-based compensation expense	14			7,211		—		7,211	1,483	8,694
Other movements (3)				(362,861)		362,861		1	—	1

As of September 30, 2022		45,565,810	2,949	579,047	(35,434)	(330,595)	(79,326)	136,642	8,971	145,613

(1)

These costs correspond to the issuance costs related to the Cellectis At-The-Market (“ATM”) financing program and were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021.

(2)

On February 23, 2022, Calyxt completed a follow-on offering, in which it issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and accompanying common warrant was $1.4099. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

The Pre-Funded Warrants have been classified as a liability measured at fair value through profit and loss in the Company’s consolidated balance sheet until their exercise in full on May 4, 2022, and subsequently settled with the counterparty in common stock. At the exercise date, the fair value of the Pre-Funded Warrants amounted to $1.6 million.

The issuance of common stock and pre-funded warrants generates a $2.7 million of impact on equity.

(3)

During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $362.9 million of retained earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

(4)

Transactions with subsidiaries during the first nine months of 2022 correspond to the reduction in Cellectis’ percentage of interest in Calyxt from 61.8% at December 31, 2021 to 51.2% at September 30, 2022, without a change in the consolidation method.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases.

As of September 30, 2022, Cellectis S.A. also owns 51.2% of the outstanding shares of common stock of Calyxt, Inc., our plant-based synthetic biology subsidiary that leverages its proprietary PlantSpring technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

While implementing health and safety measures in response to the COVID-19 pandemic, we continued to advance our proprietary allogeneic CAR T-cell programs during the nine months ended September 30, 2022.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the nine months ended September 30, 2022.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to continue to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first nine months of 2022, the COVID-19 pandemic did not have a material impact on operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the nine-month period ended September 30, 2022 were approved by our Board of Directors on November 3, 2022.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the nine-month period ended September 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the nine-month period ended September 30, 2022 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2021, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2022 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ Test for Derecognition of Financial Liabilities (Effective for the accounting periods as of January 1, 2022)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2023 or later, as specified below. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•

IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Other comprehensive income (loss)” in the Condensed Consolidated Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the nine-month period ended September 30, 2022, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.

As of September 30, 2022, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 51.2% of Calyxt’s outstanding shares of common stock.

On September 21, 2021, Calyxt entered into an At-the-Market Program (“ATM Program”). Under the terms of the ATM Program, Calyxt was initially able, from time-to-time, to issue common stock having an aggregate offering value of up to $50.0 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Program. Based on Calyxt’s public float, as of the date of the filing of its Annual Report on Form 10-K, Calyxt became subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules, and thereafter is only permitted to utilize a “shelf” registration statement, including the registration statement under which its ATM Program was operated, in accordance with such rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any twelve consecutive months pursuant to the baby shelf rules. As of December 31, 2021, Calyxt had issued approximately 1.4 million shares of common stock under the ATM Program. Calyxt’s balance of cash and cash equivalents as of December 31, 2021, includes $3.9 million of net proceeds from such ATM Program sales, and another $0.2 million of cash was received in early January 2022 following the post-year end settlement of a portion of those ATM Program with the broker. During the nine-month period ended September 30, 2022, Calyxt did not issue any shares of common stock under the ATM Program.

On February 23, 2022, Calyxt completed the placement to an institutional investor in an SEC-registered underwritten offering of (i) 3,880,000 shares of Calyxt common stock, (ii) pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The pre-funded warrants were exercisable for an exercise price of $0.0001 per share of Calyxt common stock and the common warrants are exercisable for an exercise price of $1.41 per share of Calyxt common stock. The pre-funded warrants were immediately exercisable, while the common warrants became exercisable on August 23, 2022 and expire on August 23, 2027. The aggregate offering price for each share of common stock and an accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and an accompanying common warrant was $1.4099. On May 5, 2022, all of Calyxt’s outstanding pre-funded warrants were exercised by their holder.

On May 17, 2022, Calyxt, Inc. received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) of Calyxt’s noncompliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of the Calyxt’s common stock was below $1.00 per share for 30 consecutive business days. At the Calyxt’s 2022 annual meeting of stockholders held on June 1, 2022, Calyxt’s stockholders approved an amendment to Calyxt’s amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than 2-to-1 and not greater than 10-to-1, with the exact ratio set within that range at the discretion of the Calyxt’s board of directors before April 1, 2024 without further approval or authorization of the Calyxt’s stockholders (the “Reverse Stock Split”). There can be no assurance that the Reverse Stock Split, if implemented, will increase the market price of the Calyxt’s common stock in proportion to the reduction in the number of shares of the Calyxt’s common stock outstanding before the Reverse Stock Split or result in a permanent increase in the market price.

Non-controlling interests

Non-controlling shareholders held a 38.2% interest in Calyxt as of December 31, 2021 and a 48.8% interest in Calyxt as of September 30, 2022. These non-controlling interests were generated during the initial public offering of Calyxt and a subsequent follow-on offering, as well as through vesting and exercises of equity awards and Calyxt’s ATM Program.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the nine-month period ended September 30

Revenues by country of origin and other income

	For the nine-month period ended September 30,
	2021	2022

	$ in thousands
From France	20,085	3,147
From USA (1)	25,004	115

Revenues	45,088	3,262

Research tax credit	6,780	5,248
Subsidies and other	1,540	7

Other income	8,320	5,255

Total revenues and other income	53,408	8,517

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the nine-month period ended September 30,
	2021	2022

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	19,865	2,496

Collaboration agreements	19,865	2,496

Licenses	115	419
Products & services	25,108	347

Total revenues	45,088	3,262

Recognition of other revenues for the nine-month period ended September 30, 2022 mainly reflects (i) the recognition of two milestones related to Cellectis’ agreement with Cytovia Therapeutics, Inc. (“Cytovia”) for $1.5 million and the recognition of $1.0 million related a change of control provision of a licensee pursuant to the terms of its license agreement with Cellectis and amendment to such license agreement (extension of its option term). Recognition of other revenues for the nine-month period ended September 30, 2021 mainly reflected (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use license as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.1 million milestone related to Cellectis’ agreement with Allogene Therapeutics, Inc (“Allogene”).

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s seed and grain crop sales for $25.0 million during the first nine months of 2021. The decreases in revenue and cost of goods sold were driven by the late 2021 completion of the wind-down of Calyxt’s soybean product line. All of Calyxt’s revenue in the first nine months of 2022 was associated with Calyxt’s agreement with a large food ingredient manufacturer to develop a palm oil alternative.

3.1.2 For the three-month period ended September 30

Revenues by country of origin and other income

	For the three-month period ended September 30,
	2021	2022

	$ in thousands
From France	24	175
From USA (1)	8,288	42

Revenues	8,312	217

Research tax credit	2,509	1,704
Subsidies and other	7	(0)

Other income	2,516	1,704

Total revenues and other income	10,827	1,921

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended September 30,
	2021	2022

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements (1)	(149)	(33)

Collaboration agreements	(149)	(33)

Licenses	115	143
Products & services	8,345	107

Total revenues	8,312	217

3.2 Operating expenses

3.2.1 For the nine-month period ended September 30

	For the nine-month period ended September 30,
Cost of revenue	2021	2022
Cost of goods sold	(27,512)	0
Royalty expenses	(1,601)	(1,081)

Cost of revenue	(29,113)	(1,081)

	For the nine-month period ended September 30,
Research and development expenses	2021	2022
Wages and salaries	(30,845)	(33,957)
Social charges on stock option grants	(920)	20
Non-cash stock-based compensation expense	(7,983)	(4,591)

Personnel expenses	(39,749)	(38,527)

Purchases and external expenses	(48,341)	(33,488)
Other	(8,573)	(13,178)

Total research and development expenses	(96,663)	(85,194)

	For the nine-month period ended September 30,
Selling, general and administrative expenses	2021	2022
Wages and salaries	(12,308)	(8,966)
Social charges on stock option grants	(357)	(41)
Non-cash stock-based compensation expense	(1,577)	(4,103)

Personnel expenses	(14,242)	(13,111)

Purchases and external expenses	(9,393)	(8,164)
Other	(4,258)	(4,060)

Total selling, general and administrative expenses	(27,894)	(25,336)

	For the nine-month period ended September 30,
Personnel expenses	2021	2022
Wages and salaries	(43,153)	(42,923)
Social charges on stock option grants	(1,278)	(21)
Non-cash stock-based compensation expense	(9,560)	(8,694)

Total personnel expenses	(53,991)	(51,638)

The decrease in cost of goods sold of $28.0 million between the nine-month period ended September 30, 2021 and 2022 is driven by Calyxt’s change in business strategy, which has resulted in a change of focus to PlantSpring Technology and BioFactory and elimination of sales of soybean products late in the prior year.

3.2.2 For the three-month period ended September 30

	For the three-month period ended September 30,
	2021	2022
Cost of goods sold	(8,807)	0
Royalty expenses	(407)	(367)

Cost of revenue	(9,213)	(367)

	For the three-month period ended September 30,
Research and development expenses	2021	2022
Wages and salaries	(9,982)	(10,556)
Social charges on free shares and stock option grants	(76)	(11)
Non-cash stock-based compensation expense	(3,454)	(1,037)

Personnel expenses	(13,511)	(11,605)

Purchases and external expenses	(17,444)	(10,910)
Other	(3,369)	(4,152)

Total research and development expenses	(34,324)	(26,667)

	For the three-month period ended September 30,
Selling, general and administrative expenses	2021	2022
Wages and salaries	(3,125)	(2,704)
Social charges on free shares and stock option grants	(7)	(2)
Non-cash stock-based compensation expense	(2,086)	(1,372)

Personnel expenses	(5,218)	(4,078)

Purchases and external expenses	(2,974)	(2,254)
Other	(1,483)	(1,309)

Total selling, general and administrative expenses	(9,675)	(7,641)

	For the three-month period ended September 30,
Personnel expenses	2021	2022
Wages and salaries	(13,107)	(13,260)
Social charges on free shares and stock option grants	(83)	(13)
Non-cash stock-based compensation expense	(5,540)	(2,409)

Total personnel expenses	(18,730)	(15,682)

The decrease in cost of goods sold of $8.8 million between the three-month period ended September 30, 2021 and 2022 is driven by Calyxt’s change in business strategy, which has resulted in a change of focus to PlantSpring Technology and BioFactory and elimination of sales of soybean products late in the prior year.

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the nine-month period ended September 30, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing (previously The Executive Vice President Strategic Initiatives);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory™ production system. It corresponds to the activity of our U.S.-based consolidated subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. historically provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the nine-months period ended September 30

	For the nine-month period ended September 30, 2021			For the nine-month period ended September 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	25,004	20,085	45,088	115	3,147	3,262
External other income	1,528	6,792	8,320	—	5,255	5,255

External revenues and other income	26,532	26,876	53,408	115	8,402	8,517

Cost of revenue	(27,512)	(1,601)	(29,113)	—	(1,081)	(1,081)
Research and development expenses	(8,358)	(88,304)	(96,663)	(9,127)	(76,067)	(85,194)
Selling, general and administrative expenses	(11,520)	(16,373)	(27,894)	(9,539)	(15,797)	(25,336)
Other operating income and expenses	25	481	506	(40)	649	608

Total operating expenses	(47,366)	(105,797)	(153,163)	(18,706)	(92,297)	(111,003)

Operating income (loss) before tax	(20,834)	(78,921)	(99,755)	(18,591)	(83,894)	(102,485)

Net financial gain (loss)	(875)	3,603	2,728	5,990	11,019	17,009

Net income (loss)	(21,709)	(75,318)	(97,027)	(12,601)	(72,875)	(85,476)

Non-controlling interests	7,827	—	7,827	6,150	—	6,150

Net income (loss) attributable to shareholders of Cellectis	(13,883)	(75,318)	(89,201)	(6,451)	(72,875)	(79,326)

Depreciation and amortization	(1,834)	(9,651)	(11,485)	(1,754)	(13,739)	(15,493)
Additions to tangible and intangible assets	377	14,446	14,822	890	1,675	2,565

Details of key performance indicators by reportable segment for the three-month period ended September, 3

	For the three-month period ended September 30, 2021			For the three-month period ended September 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	8,288	24	8,312	42	175	217
External other income	0	2,516	2,516	—	1,704	1,704

External revenues and other income	8,288	2,540	10,827	42	1,879	1,921

Cost of revenue	(8,807)	(407)	(9,213)	(0)	(367)	(367)
Research and development expenses	(2,523)	(31,802)	(34,324)	(2,830)	(23,837)	(26,667)
Selling, general and administrative expenses	(3,992)	(5,683)	(9,675)	(2,738)	(4,903)	(7,641)
Other operating income and expenses	18	(1)	18	(282)	(125)	(408)

Total operating expenses	(15,304)	(37,892)	(53,195)	(5,850)	(29,233)	(35,082)

Operating income (loss) before tax	(7,016)	(35,352)	(42,368)	(5,808)	(27,353)	(33,162)

Financial gain (loss)	(291)	2,588	2,296	90	1,806	1,896

Net income (loss)	(7,307)	(32,764)	(40,071)	(5,718)	(25,547)	(31,265)

Non controlling interests	2,658	—	2,658	2,798	—	2,798

Net income (loss) attributable to shareholders of Cellectis	(4,650)	(32,764)	(37,413)	(2,920)	(25,547)	(28,467)

Depreciation and amortization	(615)	(3,708)	(4,323)	(438)	(4,305)	(4,744)
Additions to tangible and intangible assets	69	3,426	3,495	218	223	442

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been indentified for any intangible or tangible assets for Therapeutics segment for nine-month period ended September 30, 2022. As of September 30, 2022, Calyxt had $18.6 million of land, buildings, and equipment and operating lease right-of-use assets and a net book value of $8.8 million. As of September 30, 2022, Calxyt’s market capitalization was $8.0 million. Calyxt has a single asset group and reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset group may not be recoverable. One such impairment indicator is if Calyxt’s market capitalization is lower than its net book value for an extended period of time. As of the date of this filing, management has determined there was no impairment of its long-lived assets related to Plants segment based on its financial projections and its stated pursuit of strategic alternatives, which could include various outcomes.

Note 5. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions to right-of-uses assets	(139)	6,024	5,884
Depreciation expense	(4,310)	(2,336)	(6,646)
Translation adjustments	(1,017)	(168)	(1,185)

Net book value as of September 30, 2021	56,957	14,941	71,899

Gross value at end of period	70,252	19,487	89,739
Accumulated depreciation and impairment at end of period	(13,295)	(4,546)	(17,840)
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions right-of-uses assets	459	313	772
Disposal of right-of-use assets	(2,420)	(166)	(2,586)
Reclassification	—	—	—
Depreciation expense	(4,055)	(3,038)	(7,093)
Translation adjustments	(2,042)	(361)	(2,404)

Net book value as of September 30, 2022	47,138	10,974	58,112

Gross value at end of period	64,287	18,830	83,117
Accumulated depreciation at end of period	(17,148)	(7,856)	(25,005)

(1)	The disposals of rights-of-use assets correspond primarily to the sublet portion of our leased New York premises.

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,943	4,762	1,066	6,052	14,822
Disposal of tangible assets	—	(0)	56	(58)	(2)
Reclassification	(1,686)	52,246	(611)	(50,242)	(293)
Depreciation expense	(1,398)	(2,760)	(540)	—	(4,698)
Translation adjustments	(643)	(163)	(54)	(100)	(961)

Net book value as of September 30, 2021	15,982	58,520	3,087	2,953	80,542

Gross value at end of period	22,780	74,871	4,874	2,953	105,478
Accumulated depreciation and impairment at end of period	(6,799)	(16,351)	(1,786)	(0)	(24,936)
Net book value as of January 1, 2022	14,733	58,072	3,109	2,932	78,846

Additions to tangible assets	47	275	325	1,918	2,565
Disposal of tangible assets	—	(174)	(83)	(347)	(604)
Reclassification	(1,386)	4,107	(14)	(2,721)	(14)
Depreciation expense	(1,464)	(5,872)	(492)	0	(7,828)
Translation adjustments	(1,475)	(472)	(119)	(140)	(2,206)

Net book value as of September 30, 2022	10,454	55,935	2,727	1,642	70,759

Gross value at end of period	17,123	79,125	5,018	1,642	102,909
Accumulated depreciation and impairment at end of period	(6,669)	(23,190)	(2,291)	—	(32,150)

Assets under construction as of September 30, 2022, primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($0.8 million) and the manufacturing facility in Raleigh, North Carolina ($0.8 million). The assets put into service in 2022 mainly concern Calyxt’s pilot BioFactory and technical equipment for $1.6 million. The reclassification from Buildings to Technical equipment primarely relates on the Leasehold Improvement at its location in New York.

Note 7. Non-current financial assets

As of September 30, 2022, non-current financial assets were a total amount of $8.9 million and primarily consisting of a $2.6 million deposit for the Company’s Raleigh’s building, $0.6 million deposit for the Company’s Paris’ building, $1.9 million related to a leasing agreement for equipment, and $2.8 million for partial sublease of Cellectis’ New York commercial facility, which started in June 2022. The residual amount mainly relates to deposits and guarantees.

Note 8. Trade receivables and other current assets

8.1 Trade receivables

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
Trade receivables	20,390	802
Valuation allowance	(29)	—

Total net value of trade receivables	20,361	802

All trade receivables have payment terms of less than one year. The trade receivables in 2021 were mainly due to an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”) that Cellectis entered into on February 12, 2021. The consideration to Cellectis included a trade receivable of $20 million issued by Cytovia to Cellectis.

On April 26, 2022, we amended the Cytovia Agreement so that the right for Cellectis to receive an upfront cash payment or equity stake in Cytovia of $20 million is exchanged for a convertible note for a nominal amount of $20 million and a warrant, which is exercisable in connection with Cytovia’s combination with a special purpose acquisition company ("the convertible note"). The convertible note bears 2% interest and converts (i) automatically in connection with certain fundamental transactions by which Cytovia becomes a publicly-traded company, and (ii) at our option in connection with a company sale, certain financing transactions and at maturity, in each case, into a number of shares of Cytovia equity securities that varies depending on such scenario. In certain scenarios (e.g., in connection with certain financing transactions), we may elect for the note to be paid in cash before its maturity date on December 31, 2022. As of September 30, 2022, the Cytovia convertible note was reclassified from receivables to a current financial asset.

As of September 30, 2022, trade receivables consist primarily of a milestone payment from a third-party licensee for $0.5 million to be collected during the second half of 2023.

8.2 Subsidies receivables

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
Research tax credit	9,268	12,152

Total subsidies receivables	9,268	12,152

Research tax credit receivables as of September 30, 2022 include the accrual for a French research tax credit related to 2022 for $5.0 million and to previous periods for $7.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022.

8.3 Other current assets

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
VAT receivables	1,398	1,643
Prepaid expenses and other prepayments	8,171	5,467
Tax and social receivables	46	62
Deferred expenses and other current assets	50	1,140

Total other current assets	9,665	8,311

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2021, and the nine-month period ended September 30, 2022, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2021, and as of September 30, 2022, tax and social receivables relate mainly to social charges on personnel expenses.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	185,636	—	185,636

Current financial assets and cash and cash equivalents	186,135	—	186,135

As of September 30, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	21,359	—	21,359
Cash and cash equivalents	97,648	—	97,648

Current financial assets and cash and cash equivalents	119,008	—	119,008

9.1 Current financial assets

Current financial assets are composed of current restricted cash for $0.2 million.

As of December 31, 2021 and September 30, 2022, current restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.2 million.

Financial assets are measured at fair value through profit or loss in accordance with IFRS 9 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships

The amendment of the Cytovia Agreement, which was signed on April 26, 2022, and substantially modified the cash flows to which Cellectis was entitled under the initial arrangement, the trade receivable amounting to $20 million was derecognized and the new financial assets received (i.e., a convertible note and a warrant) were recognized at their fair value as a Level 3 instrument.

Considering the complexity of the valuation model, this Level 3 instrument was valued by an external independent expert using the information shared by the management — in particular, unobservable parameters.

The selected valuation model is based on the binomial model (Cox, Ross and Rubinstein) with the introduction of the issuer’s credit risk (modeled by a constant credit spread).

The fair value of the convertible note as of April 26, 2022 amounted to $23 million with a $3 million financial gain in profit or loss recognized during the three month period ended June 30, 2022.

This financial gain can be rationalized as a compensation for the delay and the risk supported by Cellectis with this amendment.

The convertible note, which may be converted into a number of ordinary or preferred shares of Cytovia or payable in cash, which outcomes vary depending on several scenarios, which are upon:

•	a Qualified IPO

•	a Qualified Direct Listing

•	a Qualified SPAC Transaction

•	a Private Financing

•	a Company Sale

•	Maturity on December 31, 2022

The convertible note is a financial asset that is subsequently measured at fair value through profit and loss. The fair value of the convertible note as of September 30, 2022 was $21.2 million.

Therefore, the total profit and loss impact for the period from issuance date to September 30, 2022 is a $1.2 million financial gain.

The fair value of the convertible note as of June 30, 2022 was $23.6 million. Therefore the total profit and loss impact for the period for the three-month period ended September 30, 2022 is a $2.4 million financial loss.

The fair value variation is explained, on the one hand, by the evolution of market conditions and the maturity effect and, on the other hand, by the nature of the exit scenario, which for each valuation date is different and upon different scenarios the conversion could be into preferred shares, common shares or cash. At the origination of the contract, the exit scenario is a SPAC scenario allowing for the receipt of common stock (in general, common shares have a higher volatility than preferred shares driving the conversion option value higher). As of September 30, 2022, the exit probabilities utilized are 60% for conversion upon a private financing scenario with the receipt of preferred shares, and 40% for conversion at maturity with the receipt of cash. In both scenarios, despite the maturity effect, the conversion option value would go down compared to the value at origination. As matter of fact, under the private financing scenario, the conversion into common stock with lower volatility would reduce the option value and under maturity the option value is zero.

In conjunction with the agreement, Cellectis is able to subscribe shares with a discount of 20%.

Estimate of the fair value of the convertible note

The convertible note may be converted into a number of ordinary or preferred shares of Cytovia or payable in cash, which outcomes vary depending several scenarios. In certain scenarios (e.g., in connection with certain financing transactions), we may elect for the note to be paid in cash before its maturity date on December 31, 2022. There are six different scenarios under which the bond may be converted and the probability of these is taken into account in the valuation.

For fair value measurement as of April 26, 2022, a 100% probability of a SPAC qualified transaction was considered because Isleworth Healthcare Acquisition Corp. and Cytovia Therapeutics had announced an agreement for a business combination to create a publicly listed company. The calculation was based on the Cytovia share price derived from the agreement with Isleworth Healthcare Acquisition Corp offer.

The main inputs for the valuation can be detailed as follows:

Date	April 26, 2022
Scenario	Conversion upon a SPAC transaction
Risk free rate	Reuters USD 3 months curves
Stock volatility	75.6% (common shares)
Credit spread (sectorial spread curves)	1000 bps
Cytovia share price	$5.59

On June 30, 2022, Isleworth and Cytovia entered into a Mutual Termination Agreement (the “Termination Agreement”) which terminated the Merger Agreement, effective immediately. and, therefore, it is now considered most likely that the Company will remain private. As a result, on September 30, 2022, the fair value calculation utilizes two scenarios: 1) the conversion upon a private financing transaction with a probability of 60%, and 2) conversion at maturity with a probability of 40%, which are based upon the latest information available from Cytovia.

Main inputs for the valuation can be detailed as follows:

Date	September 30, 2022
Scenario	Conversion upon a financing at 60% and Conversion at maturity at 40%
Risk free rate	Reuters USD 3 months curves
Stock volatility	63% (preferred shares)
Credit spread (sectorial spread curves)	1500 bps
Cytovia share price	$4.36

Sensitivity of the instrument at the end of September 30, 2022 is the following:

Valuation of the note with shocks on the z-spread

Convertible bond value (in $)
shock on z-spread : 0 bps	21,186,258
shock on z-spread : +500 bps	20,939,675
shock on z-spread : +1000 bps	20,695,013
shock on z-spread : +2000 bps	20,211,559

Neither volatility nor share value have material impact on this instrument’s estimated fair value.

9.2 Cash and cash equivalents

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
Cash and bank accounts	137,725	64,426
Money market funds	13,933	13,725
Fixed bank deposits	33,978	19,498

Total cash and cash equivalents	185,636	97,648

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 10. Financial liabilities

10.1 Detail of financial liabilities

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
Lease debts	71,526	63,592
State Guaranteed loan « PGE »	18,770	13,525
Non-current financial liabilities	1,259	1,174

Total non-current financial liabilities and non-current lease debts	91,555	78,291

Research Tax Credit prefinancing	—	5,319
Lease debts	8,329	7,971
State Guaranteed loan « PGE »	2,246	4,543
Current financial liabilities	108	517

Total current financial liabilities and current lease debts	10,683	18,350

Trade payables	23,762	22,353
Other current liabilities	13,731	11,582

Total Financial liabilities	139,731	130,576

State Guaranteed loan (or “Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $18.0 million using exchange rate as of September 30, 2022) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

As of September 30, 2022, the non-current financial liabilities are composed of Cellectis’ obtention in 2020 of a loan to finance leasehold improvement at its location in New York.

We finalized a Research Tax Credit financing with BPI in June 2022 and received €5.5 million in cash which represents a current financial liability of $5.3 million as of September 30, 2022.

As of September 30, 2022, the current financial liabilities are mainly composed of common warrants to purchase up to 7,760,000 shares of Calyxt’s common stock The common warrants have been classified as a liability in the Company’s consolidated balance sheet because the warrants include a put option election available to the holder of a common warrant that is contingently exercisable if Calyxt enters into a fundamental transaction through a change of control put. If the change of control put is exercised by the holder of a common warrant, they may elect to receive either the consideration of the fundamental transaction or put the common warrant back to Calyxt in exchange for cash, based on terms and timing specified in the common warrant. If the put option is exercised, Calyxt is required to pay cash to the holder in an amount determined by the Black Scholes pricing model, with assumptions determined in accordance with the terms of the common warrants. Common warrants are Fair Value Level 3 instruments under IFRS 9 and will be reevaluated each quarter at their fair value through profit and loss. As of September 30, 2022, the fair value of common warrants is evaluated at $0.4 million.

For the nine-month period ended September 30, 2022, this reevaluation generated a financial gain of $7.7 million in the statement of consolidated operations of which $5.0 million for common warrants and $2.7 million related to prefunded warrants.

10.2 Due dates of the financial liabilities

Balance as of September 30, 2022	Book value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	71,563	7,971	30,316	33,276
Financial liabilities	25,077	10,379	14,080	619

Financial liabilities	96,640	18,350	44,396	33,895

Trade payables	22,353	22,353	—	—
Other current liabilities	11,582	11,582	—	—

Total financial liabilities	130,576	52,285	44,396	33,895

Note 11. Other current liabilities

	As of December 31,	As of September 30,
	2021	2022

	$ in thousands
VAT Payables	71	—
Accruals for personnel related expenses	12,483	10,631
Other	1,177	951

Total Other current liabilities	13,731	11,582

Accruals for personnel are related to annual bonuses, paid time-off or PTO accruals and social expenses on stock options.

Other current liabilities decreased by $0.2 million between December 31, 2021 and September 30, 2022 and is related to the decrease of asset suppliers payables.

Note 12. Deferred revenues and contract liabilities

	As of December 31, 2021	As of September 30, 2022

	$ in thousands
Deferred revenues and contract liabilities	301	320

Total Deferred revenue and contract liabilities	301	320

Deferred revenues and contracts liabilities consist primarily of $0.2 million deferred revenue on Therapeutics segment’s license agreements and $0.1 million deferred revenue on a Plants segment’s collaboration agreement.

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands (except number of shares)			in $
Balance as of January 1, 2021	2,785	863,911	42,780,186	0.05
Capital increase (ATM)	145	47,334	2,415,630	—
Exercise of share warrants, employee warrants and stock options	17	5,660	279,494	—
Non-cash stock-based compensation expense	—	9,297	—	—
Transaction costs	—	(881)	—	—
Other movements	—	(30)	—	—

Balance as of September 30, 2021	2,946	925,290	45,475,310	0.05

Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05

Capital increase (ATM)	—	—	—	—
Exercise of share warrants, employee warrants and stock options	4	—	81,500	—
Non-cash stock-based compensation expense	—	7,211	—	—
Transaction costs	—	—	—	—
Other movements	—	(362,861)	—	—

Balance as of September 30, 2022	2,949	579,047	45,565,810	0.05

Capital evolution during the nine-month period ended September 30, 2022

•	During the nine-month period ended September 30, 2022, 81,500 free shares were converted to 81,500 ordinary shares.

•

During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $362.9 million of retain earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Note 14. Non-cash stock-based compensation

14.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	5.76€	1.31€
Assumptions:
Risk-free interest rate	0.00%	0.00% - 2.41%
Share entitlement per options	1	1
Exercise price	8.54€ - 19.44€	3.48€ - 7.22€
Grant date share fair value	7.42€ - 16.54€	2.61€ - 6.74€
Expected volatility	58.4% - 60.1%	58.7% - 61.9%
Expected term (in years)	6.15	6.03 - 6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	1,031,235	18.76	€
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(1,104,604)	24.27	€
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Granted	—	—	756,484	4.36	€
Exercised	—	—	—	—
Forfeited or Expired	—	—	(1,013,098)	19.67	€
Balance as of September 30, 2022	7,435,121	24.48	€8,903,180	22.31		€4.9y

Share-based compensation expense related to stock option awards was $2.0 million and $4.0 million for the nine-month period ended September 30, 2022 and 2021, respectively.

On March 3, 2022, the Board of Directors granted 709,204 stock options. For executive members, stock options vesting period is between one and four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is between one and four years and without performance criteria.

Non-Employee Warrants

No non-employee Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	899,225	27.15 €	899,225	27.15 €	5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68 €
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2021	896,225	27.18 €	896,225	27.18 €	4.3y
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—
Balance as of September 30, 2022	896,225	27.18 €	896,225	27.18 €	3.6y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the nine-month period ended September 30, 2022 and September 30, 2021.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	510,316	8.31	€
Vested	(32,000)	14.39	€
Cancelled	(185,265)	16.49	€
Unvested balance at December 31, 2021	922,701	14.15	€
Granted	321,810	2.83	€
Vested	(81,500)	13.17	€
Cancelled	(143,108)	14.59	€
Unvested balance at September 30, 2022	1,019,903	12.59	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $3.7 million and $4.9 million for the nine-month period ended September 30, 2022 and 2021, respectively.

On March 3, 2022, the Board of Directors granted 274,551 free shares. For executive members, free shares vesting period is three years and based on performance criteria. For all other beneficiaries, the vesting period for free shares is three years and without performance criteria.

14.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	$3.93	$0.86
Assumptions:
Risk-free interest rate	0.6% - 1.1%	1.9% - 3.5%
Share entitlement per options	1	1
Expected volatility	80.1% - 82.0%	89.7% - 92.8%
Expected term (in years)	5.5 - 6.5	5.50 - 6.89
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	2,347,665	$10.15	4,621,173	$10.30	6.2y
Granted	—	—	774,959	$5.20
Exercised	—	—	(61,372)	$3.70
Forfeited or Expired	—	—	(676,355)	$10.75
Balance as of December 31, 2021	2,789,110	$10.23	4,658,405	$9.47	5.6y
Granted	—	—	1,609,000	$1.12
Exercised	—	—
Forfeited or Expired	—	—	(420,606)	$7.05
Balance as of September 30, 2022	3,314,828	$9.88	5,846,799	$7.30	5.3y

Stock-based compensation expense related to stock option awards was $1.5 million, compared to an expense of $1.1 million for the nine-month period ended September 30, 2022 and 2021, respectively.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	406,981	$4.59
Vested	(193,857)	$7.68
Cancelled	(189,628)	$10.91
Unvested balance at December 31, 2021	571,303	$6.15
Granted	1,077,600	$1.26
Vested	(274,487)	$6.14
Cancelled	(113,955)	$4.13
Unvested balance at September 30, 2022	1,260,461	$2.15

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $1.1 million, compared to a reversal of share-based compensation expense of $0.3 million due to options forfeiture or expiration for the nine-month periods ended September 30, 2022 and 2021, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

During 2021, Calyxt recognized a benefit from the forfeiture of 166,667 performance stock units held by Mr. Blome, its former Chief Executive Officer.

In July 2021, Calyxt granted 600,000 performance stock units under the Inducement Plan to Mr. Carr. The performance stock units will vest if Calyxt’s stock remains above three specified price levels for thirty calendar days over the three-year performance period. The performance stock units will be settled in unrestricted shares of Calyxt’s common stock on the vesting date.

In March 2022, Calyxt granted 530,000 performance stock units under the 2017 Plan to five employees including four executive officers. The performance stock units include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Calyxt’s objectives as determined annually for the respective period by the Compensation Committee of Calyxt’s Board of Directors (the Compensation Committee). Earned awards will be settled in shares of Calyxt’s stock no later than March 15 of the following year. The grant date for the tranche of awards linked to 2022 performance, which triggers the determination of the aggregate amount of expense for each tranche of performance stock units awarded, has been determined by the Compensation Committee. The grant date for the tranche of awards linked to 2022 performance is May 4, 2022. Determination of expense for the 2023 and 2024 tranches of PSUs will be made when the associated business objectives are determined.

In June 2022, PSU grants made to two executive officers in 2019 were forfeited because the underlying performance criteria were not met. These PSUs contained a market condition and had a five-year service period. The Company will continue to expense these PSUs over the remaining service period.

Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	(166,667)
Unvested balance at December 31, 2021	745,000
Granted	530,000
Vested	—
Cancelled	(145,000)
Unvested balance at September 30, 2022	1,130,000

Share-based compensation expense related to performance stock units awards was $0.5 million, compared to a reversal of share-based compensation expense of $0.1 million due to options forfeiture or expiration for the nine-month periods ended September 30, 2022 and 2021, respectively.

Note 15. Earnings per share

15.1 For the nine-month periods ended September 30

	For the nine-month period ended September 30,
	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(89,201)	(79,326)
Weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	44,599,935	45,511,626
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(2.00)	(1.74)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(2.00)	(1.74)

When we have net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted net income (loss) attributable to shareholders of Cellectis ($/share). When we have net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted net income (loss) attributable to shareholders of Cellectis ($/share).

15.1 For the three-month periods ended September 30

	For the three-month period ended September 30,
	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(37,413)	(28,467)
Weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	45,471,977	45,540,315
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis per share ($ / share)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.82)	(0.63)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.82)	(0.63)

When we have net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted net income (loss) attributable to shareholders of Cellectis ($/share). When we have net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted net income (loss) attributable to shareholders of Cellectis ($/share).

Note 16. Provisions

	31/12/2021	Additions	Amounts used during the period	Reversals	OCI	30/09/2022

	$ in thousands
Pension	4,073	420	—	—	(1,848)	2,646
Employee litigation and severance	508	—	(170)	(74)	(50)	214
Commercial litigation	363	—	—	(110)	(41)	211

Total	4,944	420	(170)	(184)	(1,939)	3,071

Non-current provisions	4,073	420	—	—	(1,848)	2,646
Current provisions	871	—	(170)	(184)	(91)	425

During the nine-month period ended September 30, 2022, additions mainly relate to (i) pension service cost for the period of $0.3 million. The $1.5 million gain in Other Comprehensive Income of the period for the pensions provision is mainly due to the increase of the discount rate used in the actuarial valuation from 1.13% to 3.76%.

The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigations for $0.2 million and (ii) the update of a commercial litigation for $0.2 million.

Note 17. Commitments

As of September 30, 2022	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	15,693	1,450	2,900	2,900	8,443
Clinical & Research and Development agreements	314	314	—	—	—
IT licensing agreements	639	445	194	—	—

Total commitments	16,645	2,209	3,094	2,900	8,443

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Note 18. Subsequent events

On October 3, 2022, Calyxt entered into an amendment to the Open Market Sale Agreement with Jefferies for the Calyxt ATM Facility that enables it, subject to the applicable baby shelf rules described below, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Facility. In the period from September 30, 2022 through October 3, 2022, Calyxt did not issue any shares under the ATM Facility. From October 3, 2022 through November 3, 2022, Calyxt issued 2.0 million shares under its Open Market Sale Agreement. Consequently, as of November 3, 2022, Cellectis S.A. owns 49.1% of the outstanding shares of common stock of Calyxt, Inc. Cellectis’ voting rights continue to give the company power to direct relevant activities of Calyxt and therefore Calyxt will continue to be consolidated. The impact of additional dilution of Cellectis’ holdings in Calyxt could result in loss of control and deconsolidation of Calyxt.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 51.2% (as of September 30, 2022) ownership in Calyxt (49.1% as of November 3, 2022) is focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of September 30, 2022, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and

Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.

On September 21, 2022, Allogene announced that it had received from Servier a notice pursuant to the Exclusive License and Collaboration Agreement between Allogene and Servier notifying Allogene that Servier was discontinuing its involvement in the development of gene-edited allogeneic CAR T-cell products targeting CD19 (the “CD19 Products”) and purporting to provide Allogene with the ability to elect to obtain a license to the CD19 Products outside of the United States. We are evaluating all available options and contractual remedies to address the foregoing matters and other performance issues, which we believe may involve material breaches of the Servier Agreement by Servier.

We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for the use of our TALEN technology.

For the nine-month period ended September 30, 2022, we derived all of our Therapeutics revenues from milestones reached as part of our collaboration with Cytovia and royalties on licensed technologies. For the nine-month period ended September 30, 2022, two milestones were recognized for Target B2M and Target TGFbRII for an aggregate amount of $1.5 million.

We are currently sponsoring clinical studies with respect to four proprietary Cellectis UCART product candidates at ten sites for the AMELI-01 Study, at ten sites for the BALLI-01 Study, and at seven sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study, which replaced the first clinical study for UCART123 on AML, is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), and The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania) and Roswell Park Cancer Institute (Buffalo, New York). As of the date of this interim report, AMELI-01 is currently enrolling patients at dose level 2i (DL2i) with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), and Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes - Hôtel-Dieu (Nantes, France) and CHU Rennes - Hôpital Pontchaillou (Rennes, France.) As of the date of this interim report, BALLI-01 is currently enrolling patients at dose level 3 (DL3) with an FCA preconditioning regimen. Cellectis plans to initiate dosing patients with UCART22 product candidate manufactured fully in-house.

•

The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. The MELANI-01 Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota), Sarah Cannon Research Institute - Tennessee Oncology (Nashville, Tennessee), Sarah Cannon Research Institute - Methodist Healthcare (San Antonio, Texas) and Sarah Cannon Research Institute - Colorado Blood Cancer Institute (Denver, Colorado). As of the date of this interim report, MELANI-01 is currently enrolling patients at dose level 1 (DL1) with a Fludarabine and Cyclophosphamide (FC) preconditioning regimen.

•

The NatHaLi-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). The NatHaLi-01 study is currently in the process of being opened at sites in the United Sates.

In addition, we are evaluating three additional UCART preclinical programs, as follows:

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trial update

In October 2022, Allogene has announced the initiation of the potentially pivotal Phase 2 clinical trial of ALLO-501A (ALPHA2 trial).

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR T-cell programs during the nine months ended September 30, 2022.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the first nine months of 2022, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first nine months of 2022, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the COVID-19 pandemic, governmental response measures (including vaccination requirements or other mandatory health and safety requirements) and resulting disruptions could rapidly offset such improvements. Moreover, the long-term effects of the COVID-19 pandemic on the financial markets and economy remain uncertain, which may make obtaining capital challenging and may exacerbate the risk that capital, if available, may not be available on terms acceptable to Calyxt. There continues to be uncertainty relating to the COVID-19 pandemic and its long-term impact, and many factors could affect Calyxt’s results and operations.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Key events of the nine-month period ended September 30, 2022

Since the beginning of 2022, key achievements at Cellectis include:

•	On February 10, 2022, Bing C. Wang, PhD, MBA, was appointed as Chief Financial Officer of Cellectis and a member of Cellectis’ executive committee.

•

On April 8, 2022, Cellectis released preclinical data on its product candidate UCART20x22 at the American Association for Cancer Research (AACR) Annual Meeting. The data showed robust pre-clinical proof of concept with the potential to overcome common mechanisms of resistance to CAR T-cell therapies in relapsed or refractory Non-Hodgkin Lymphoma (r/r NHL), such as single-antigen escape or tumor heterogeneity.

•

On April 26, 2022, Cellectis’s collaboration partner, Cytovia Therapeutics, LLC (“Cytovia”), a biopharmaceutical company empowering natural killer (“NK”) cells to fight cancer through stem cell engineering and multispecific antibodies, entered into a definitive business combination agreement with Isleworth Healthcare Acquisition Corp. (“Isleworth”), a special purpose acquisition company (“SPAC”) (the “BCA Agreement”). Concurrent with the BCA Agreement, Cellectis received a $20 million convertible note (the “2022 Convertible Note”) in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive license agreement entered between Cellectis and Cytovia in February 2021 as well as a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the 2022 Convertible Note at a predetermined exercise price, subject to certain adjustments. On June 30, 2022, Isleworth and Cytovia entered into a Mutual Termination Agreement, which terminated the BCA Agreement, as of that date. The 2022 Convertible Note between Cytovia and Cellectis remains outstanding and in full force.

•	On April 28, 2022, Cellectis published two manuscripts in Nature Communications, providing preclinical validation for the evaluation of UCART123 for the treatment of AML and BPDCN.

•

On May 16, 2022, Cellectis presented research data on at the American Society of Gene & Cell Therapy (ASGCT) on the development using TALEN®-gene editing of a novel universal CAR T-cell with immune evasive properties.

•	On June 28, 2022, Cellectis announced the appointment of Axel-Sven Malkomes and Dr. Donald A Bergstrom, M.D., Ph.D., to Cellectis S.A.’s Board of Directors.

•

On August 1, 2022, Cellectis announced that the U.S. Food and Drug Administration (FDA) had cleared Cellectis’ Investigational New Drug (IND) application to initiate the NatHaLi-01 Study to evaluate UCART20x22—Cellectis’ first in-house manufactured product candidate—in patients with B-NHL.

•

On September 28, Cellectis Appoints Mark Frattini, M.D., Ph.D. as Chief Medical Officer. Prior to joining Cellectis as Senior Vice President of Clinical Sciences in August 2020, Dr. Frattini was Executive Medical Director, Program Lead, Global Clinical Research & Development at Celgene/Bristol Myer Squibb and was responsible for the oversight and management of several of Celgene’s sponsored programs in the hematology therapeutic area. Before joining Celgene, Dr. Frattini spent over 16 years as a physician-scientist specializing in hematologic malignancies in academia at Memorial Sloan-Kettering Cancer Center and Columbia University where he was a member of the adult leukemia service and the Experimental Therapeutics center at both institutions. At Columbia University from 2013-2018 Mark also served as the Director of Research for Hematologic Malignancies.

Since the beginning of 2022, developments at Calyxt, Cellectis’ synthetic biology subsidiary, include the following:

•	On January 6, 2022, Calyxt announced that its pilot BioFactory™ production system, installed in late December 2021, was operational at its headquarters site in Minnesota.

•

On February 7, 2022, Calyxt announced the appointment of Gerry Nuovo as Calyxt’s Senior Vice President of Business Development, responsible for business development functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management.

•

On February 23, 2022, Calyxt completed an underwritten follow-on offering to an institutional investor, in which it issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and accompanying common warrant was $1.4099. The pre-funded warrants were immediately exercisable at an exercise price of $0.0001 per share of common stock with no expiration. The common warrants have an exercise price of $1.41 per share of common stock and became exercisable on August 23, 2022 and expire on August 23, 2027. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

•

On April 27, 2022, Calyxt announced the hires of Ms. Suellen Boot as Business Development Director, responsible for a number of functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management, and Ms. Elizabeth Teigland as Manufacturing Director, responsible for pilot to commercial scale production of Calyxt’s customer demand-driven compounds, and along with a research and development leader, the “verify” stage of Calyxt’s product development.

•

On May 5, 2022, all of Calyxt’s outstanding pre-funded warrants were exercised by their holder. Based on Calyxt’s 46,648,163 shares of outstanding common stock as of May 4, 2022, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock as of May 5, 2022 was 51.4% (and 51.2% as of September 30, 2022). If all remaining common warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 43.9%.

•

On May 17, 2022, Calyxt, Inc. received a written notice from the Listing Qualifications Department of Nasdaq of Calyxt’s non-compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of Calyxt’s, was below $1.00 per share for 30 consecutive business days.

At the Calyxt’s 2022 annual meeting of stockholders held on June 1, 2022, Calyxt’s stockholders approved an amendment to Calyxt amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than 2-to-1 and not greater than 10-to-1, with the exact ratio set within that range at the discretion of the Calyxt’s board of directors before April 1, 2024 without further approval or authorization of the Calyxt’s stockholders (the “Reverse Stock Split”). There can be no assurance that the Reverse Stock Split, if implemented, will increase the market price of the Calyxt’s common stock in proportion to the reduction in the number of shares of Calyxt’s common stock outstanding before the Reverse Stock Split or result in a permanent increase in the market price.

Calyxt intends to actively monitor the closing bid price of its common stock and will evaluate available options, including implementing the Reverse Stock Split, to regain compliance with the Bid Price Requirement. However, there can be no assurance that Calyxt will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

Through September 30, 2022, Calyxt remained in non-compliance with listing requirements and had not initiated the planned Reverse Stock Split.

•

On September 22, 2022, Calyxt announced that its board of directors is evaluating a full range of potential strategic alternatives to maximize shareholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions. Certain of these potential strategic transaction alternatives could result in substantial dilution to existing stockholders and have a material adverse effect on the market price of Calyxt’s common stock.

Key events post September, 2022

For Cellectis:

•	As of November 3, 2022, Cellectis S.A.’s beneficial ownership of Calyxt, Inc. was 49.1% and is the consequence of Calyxt’s ATM program which started on October 3, 2022.

•

On November 3, 2022, Cellectis announced the release of an abstract, which was accepted for oral presentation at the American Society of Hematology (ASH) 2022 Annual Meeting. The abstract includes preliminary clinical data from the Phase I, open-label, dose-escalation AMELI-01 study in patients with r/r AML, showing that adding alemtuzumab to the fludarabine and cyclophosphamide lymphodepletion regimen was associated with improved lymphodepletion and significantly higher UCART123 cell expansion, which correlated with improved activity.

•

On November 3, 2022, Cellectis announced the release of an abstract on product candidate UCARTCS1, which was accepted for poster presentation at the ASH 2022 Annual Meeting, in collaboration with the Amsterdam University Medical Center.

For Calyxt:

•

On October 3, 2022, Calyxt entered into an amendment to the Open Market Sale Agreement with Jefferies for the Calyxt ATM Facility that enables it, subject to the applicable baby shelf rules, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, the Company determines the timing and number of shares to be issued under the ATM Facility.

•

On October 4, 2022, Calyxt’s application to transfer the listing of its common stock from The Nasdaq Global Market to The Nasdaq Capital Market was approved by Nasdaq. Calyxt’s listing on The Nasdaq Capital Market remains subject to the continued listing requirements of The Nasdaq Capital Market, including requirements with respect to the market value of publicly held shares, market value of listed shares, minimum bid price per share, and minimum stockholder’s equity, among others, and requirements relating to board and committee independence. If the Company fails to satisfy one or more of these continued listing requirements, it may be delisted from The Nasdaq Capital Market.

•	On October 6, 2022, Calyxt announced an Agreement with Evologic Technologies to Scale Production of its Plant-based Ingredients.

•

On October 25, 2022, Calyxt announced that it has successfully produced squalene, an important ingredient in many personal care products and vaccine adjuvants, using an engineered Plant Cell Matrix™ to produce the chemistry.

•

In early November, Calyxt reached a settlement with one of its technology vendors regarding alleged intellectual property infringement. As a result of the settlement, Calyxt will receive $0.8 million upon execution of an amended master services agreement and another $0.8 million by January 31, 2022. The execution of the MSA is anticipated to occur in late 2022.

•

From October 3, 2022 through November 3, 2022, Calyxt issued 2 million shares under its ATM Facility. Consequently, as of November 3, 2022, Cellectis S.A. owns 49.1% of the outstanding shares of common stock of Calyxt, Inc.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01, MELANI-01, and NathHaLi-01 and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•	continue, through Calyxt, to advance synthetic biology solutions;

•	address any adverse impacts associated with Calyxt’s liquidity challenges, including as a result of our guarantee of Calyxt’s headquarters lease; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the nine-month ended September 30, 2022 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the nine-month periods ended September 30, 2021 and 2022

Revenues

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Collaboration agreements	19,865	2,496	-87.4%
Other revenues	25,223	766	-97.0%
Revenues	45,088	3,262	-92.8%

The decrease in collaboration agreements of $17.4 million between the nine-month period ended September 30, 2021 and 2022 primarily relates to the recognition of a $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and the recognition of a $5.1 million Allogene milestone during the nine-month period ended September 30, 2021, while revenue related to collaboration agreements for the nine months of ended September 30, 2022 consists of the recognition of two milestones related to Cellectis’ agreement with Cytovia totaling $1.5 million and the recognition of $1.0 million related a change of control of a licensee pursuant to the terms of the license agreement with Cellectis.

The decrease in other revenues of $24.4 million relates to Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products pursuant to the Company’s previous business model.

As Calyxt executes upon its business model, it expects the composition of revenues and costs to evolve. Calyxt anticipates most of its revenues in the near-term to be from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Future cash and revenue-generating opportunities associated with these activities are expected to primarily arise from up-front and milestone payments, annual license fees, and royalties.

Other income

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Research tax credit	6,780	5,248	-22.6%
Other income	1,540	7	-99.6%
Other income	8,320	5,255	-36.8%

The decrease of $3.1 million in other income between the nine-month period ended September 30, 2021 and 2022 reflects a decrease of $1.5 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit and changes in the research tax calculation during the nine-month period ended September 30, 2022. The remaining decrease relates to 1.5 million Calyxt’s PPP loan forgiveness that was obtained in April 2021.

Cost of revenue

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Cost of goods sold	(27,512)	0	-100.0%
Royalty expenses	(1,601)	(1,081)	-32.4%
Cost of revenue	(29,113)	(1,081)	-96.3%

The decrease in cost of goods sold of $28.0 million between the nine-month period ended September 30, 2021 and 2022 is driven by Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.

Research and development expenses.

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(39,749)	(38,527)	-3.1%
Purchases, external expenses and other	(56,914)	(46,666)	-18.0%
Research and development expenses	(96,663)	(85,194)	-11.9%

Between the nine-month periods ended September 30, 2021 and 2022, research and development expenses decreased by $11.5 million, primarily due to (i) a decrease of purchases, external expenses and other by $10.2 million mainly due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment due to roadmap prioritization, (ii) a $3.4 million decrease in non-cash stock-based compensation expense, (iii) a $0.9 million decrease in social charges on stock option grant for therapeutic segment, and (iv) a $0.1 million decrease in wages and salaries for plants segment partially offset by (i) an increase in wages and salaries of $3.2 million for therapeutic segment driven by the full year impact of 2020 and 2021 recruitments.

Selling, general and administrative expenses.

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(14,242)	(13,111)	-7.9%
Purchases, external expenses and other	(13,651)	(12,225)	-10.4%
Selling, general and administrative expenses	(27,894)	(25,336)	-9.2%

The decrease in Selling, general and administrative expenses between the nine-month period ended September 2021 and 2022, of $2.6 million primarily reflects (i) a $3.3 million decrease in wages and salaries which is mainly driven by Calyxt headcount reduction, (ii) a $0.3 million decrease in social charges on stock option grants, and (iii) a $1.4 million decrease in purchases, external expenses and other mainly driven by Plants segment cost containment measures. It is partially offset by a $2.5 million increase in non-cash stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure.

Other operating income and expenses.

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Other operating income (expenses)	506	608	20.2%

Other Operating income for nine-month periods ended September 30, 2022 is mainly driven by ADR program.

Other Operating income for nine-month period ended September 30, 2021 amounted to $0.5 million and was related to bad debt reversal provision.

Net financial gain (loss).

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Financial income	9,138	22,896	150.6%
Financial expenses	(6,411)	(5,887)	-8.2%
Net Financial gain (loss)	2,728	17,009	523.6%

The increase in financial income of $13.8 million between the nine-month period ended September 30, 2021 and 2022 was mainly attributable to an increase of the foreign exchange gain for $5.1 million (from a $8.2 million gain in 2021 to a $13.3 million gain in 2022) and a $7.7 million decrease of financial instrument fair value of Calyxt’s pre-funded warrants and common warrants, which are classified as financial liabilities of which $5.0 million for common warrants and $2.7 million for prefunded warrants, and a $1.2 million gain related to the Cytovia convertible note.

Following the amendment of the Cytovia Agreement on April 26, 2022, which substantially modified the cash flows to which Cellectis was entitled under the arrangement, the trade receivable amounting to $20 million was derecognized and a financial asset was recorded (ie a convertible note and a warrant), were recognized at their fair value under Level 3 instrument. The fair value of the convertible note as of April 26, 2022 amounted to $23 million with a $3 million financial gain in profit or loss. The convertible note, which may be converted in a number of ordinary or preferred shares of Cytovia that varies depending on several scenarios or in cash, is a financial asset that is subsequently measured at fair value through profit or loss. The fair value of the convertible note on September, 30, 2022 is $21.2 million. Therefore, the total profit loss impact for the nine-month period ended September 30, 2022 is a $1.2 million financial gain.

The decrease in financial expenses of $0.5 million between the nine-month period ended September 30, 2021 and 2022 was mainly attributable to the $1.0 million decrease in foreign exchange loss (from a $2.3 million loss in 2021 to a $1.3 million loss in 2022) and IFRS 16 decrease in financial expenses for $0.3 million, partially offset by $0.8 million of Calyxt cost of transaction from February 2022 Offering.

Net income (loss)

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Net income (loss)	(97,027)	(85,476)	-11.9%

The decrease in net loss of $11.6 million between the nine-month period ended September 30, 2021 and 2022 was mainly due to (i) a $28.0 million decrease in cost of sales, (ii) a decrease of $1.3 million in social charges on stock option grants expenses, (iii) a decrease of $11.6 million in purchases, external expenses and others and (iv) a decrease of $0.2 million in wages and salaries, (v) a decrease of $0.9 million in non-cash stock based compensation expense (vi) an increase in other operating income of $0.1 million, and (vii) an increase in net financial gain of $14.3 million, partially offset by (i) a $44.9 million decrease in revenues and other income

Non-controlling interests

	For the nine-month period ended September 30,		% change
	2021	2022	2022 vs 2021
Gain (loss) attributable to non-controlling interests	(7,827)	(6,150)	-21.4%

During the nine-month period ended September 30, 2022, we recorded a $6.2 million loss attributable to non-controlling interests. The decrease is mainly due to the high decrease of Calxyt’s expenses and change of financial instrument fair value of Calyxt’s pre-funded warrants and common warrants partially offset by the decrease of Cellectis’ ownership in Calyxt.

During the nine-month period ended September 30, 2021, we recorded $7.8 million in loss attributable to non-controlling interests.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the nine-month periods ended September 30, 2021 and 2022:

	For the nine-month period ended September 30, 2021			For the nine-month period ended September 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	25,004	20,085	45,088	115	3,147	3,262
External other income	1,528	6,792	8,320	—	5,255	5,255

External revenues and other income	26,532	26,876	53,408	115	8,402	8,517

Cost of revenue	(27,512)	(1,601)	(29,113)	—	(1,081)	(1,081)
Research and development expenses	(8,358)	(88,304)	(96,663)	(9,127)	(76,067)	(85,194)
Selling, general and administrative expenses	(11,520)	(16,373)	(27,894)	(9,539)	(15,797)	(25,336)
Other operating income and expenses	25	481	506	(40)	649	608

Total operating expenses	(47,366)	(105,797)	(153,163)	(18,706)	(92,297)	(111,003)

Operating income (loss) before tax	(20,834)	(78,921)	(99,755)	(18,591)	(83,894)	(102,485)

Net financial gain (loss)	(875)	3,603	2,728	5,990	11,019	17,009

Net income (loss)	(21,709)	(75,318)	(97,027)	(12,601)	(72,875)	(85,476)

Non-controlling interests	7,827	—	7,827	6,150	—	6,150

Net income (loss) attributable to shareholders of Cellectis	(13,883)	(75,318)	(89,201)	(6,451)	(72,875)	(79,326)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	682	6,922	7,604	332	3,943	4,274
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(208)	1,901	1,693	1,224	1,713	2,937

Adjustment of share-based compensation attributable to shareholders of Cellectis	474	8,823	9,297	1,555	5,656	7,211

Adjusted net income (loss) attributable to shareholders of Cellectis	(13,409)	(66,495)	(79,904)	(4,896)	(67,219)	(72,114)

Depreciation and amortization	(1,834)	(9,651)	(11,485)	(1,754)	(13,739)	(15,493)
Additions to tangible and intangible assets	377	14,446	14,822	890	1,675	2,565

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $18.5 million, from $26.9 million for the nine-month period ended September 30, 2021, to $8.4 million for the nine-month period ended September 30, 2022. The decrease was primarily due to a decrease of $16.9 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The decrease in total operating expenses of $13.5 million from the nine-month period ended September 30, 2021 to the nine-month period ended September 30, 2022 resulted primarily from (i) a decrease of $0.5 million of cost of revenues, (ii) lower purchases, external expenses and other of $10.3 million, (iii) a decrease of $1.3 million in social charges on stock option grants, (iv) a decrease of $3.2 million in non-cash stock-based compensation expenses and (v) an increase of $0.2 million in other operating income partially offset by (i) an increase of $1.9 million in personnel wages and salaries

Operating loss before tax for our Therapeutics segment increased by $5.0 million from the nine-month period ended September 30, 2021 to the nine-month period ended September 30, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $0.7 million from the nine-month period ended September 30, 2021 to the nine-month period ended September 30, 2022.

Plants segment

External revenues and other income in our Plants segment decreased by $26.4 million from $26.5 million for the nine-month period ended September 30, 2021 to $0.1 million for the nine-month period ended September 30, 2022 driven by Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.

The decrease in total operating expenses of $28.7 million from nine-month period ended September 30, 2021 to the nine-month period ended September 30, 2022 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease in cost of goods sold of $27.5 million, (ii) a decrease of $2.1 million in personnel wages and salaries, (iii) a decrease of $1.4 million in purchases, external expenses and other, partially offset by (i) an increase of $2.3 million in non-cash stock-based compensation expenses mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure and (ii) an increase of $0.1 million in other operating expenses.

Operating loss before tax for our Plants segment increased by $2.2 million from the nine-month period ended September 30, 2021, to the nine-month period ended September 30, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $8.5 million from the nine-month period ended September 30, 2021, to the nine-month period ended September 30, 2022.

Liquidity and Capital Resources

Liquidity management

As of September 30, 2022, we had current financial assets and cash and cash equivalents of $119.0 million comprising cash and cash equivalents of $97.6 million and current financial assets of $21.4 million corresponding to current restricted cash and Cytovia’s convertible note. Long term restricted cash amounts to $4.7 million and is classified in other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $63.8 million as of September 30, 2022. Current financial assets denominated in U.S. Dollars amounted to $21.4 million as of September 30, 2022.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the nine-month period ended September 30, 2021 and 2022:

	For the nine-month period ended September 30,
	2021	2022

	$ in thousands
Net cash flows provided by (used in) operating activities	(83,480)	(86,224)
Net cash flows provided by (used in) investing activities	7,483	(2,598)
Net cash flows provided by (used in) financing activities	48,948	6,187

Total	(27,049)	(82,635)

Effect of exchange rate changes on cash	(3,389)	(5,352)

Cash flows from operating activities

For the nine-months period ended September 30, 2022, our net cash provided by operating activities is primarily attributable to net income for the period after adjusting for non-cash items of $64.4 million for the Therapeutics segment and $13.8 million for the Plants segment, an increase in tax credit receivable of $5.2 million and an increase in trade receivables of $3 million, partially offset by a tax credit refund in France of $0.7 million.

For the nine-months period ended September 30, 2021, our net cash provided by operating activities was primarily attributable to net income for the period after adjusting for non-cash items of $73.3 million for the Therapeutics segment and $20.0 million for the Plants segment, and an increase in trade and social payables of $2.2 million, partially offset by a decrease in tax credit receivable of $2.2 million and a decrease in trade receivables of $9.8 million.

Cash flows from investing activities

For the nine-month period ended September 30, 2022, our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $2.0 million, and the remainder attributable to investing activity in the Plants segment for $0.6 million.

For the nine-month period ended September 30, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $19.1 million, including mainly $5.2 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $13.5 million relates to the new commercial manufacturing facility in Raleigh, North Carolina, $0.4 million relates to our innovation center in New York and the remainder attributable to investing activity in the Plants segment, offset by $26.6 million of current and non-current financial assets variation.

Cash flows from financing activities

For the nine-month period ended September 30, 2022, our net cash provided by financing activities reflects mainly the net proceeds of $10.0 million from Calyxt’s follow-on Offering and capital raise including $0.9 million transaction costs and the payment of $5.8 million received in respect of the 2021 research tax credit pre-financing, partially offset by, the payments of lease debts for $9.8 million as well as $0.2 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York.

For the nine-month period ended September 30, 2021, our net cash provided by financing activities reflects mainly the net proceeds of $46.6 million from sales under the ATM-program in April, the collection of $12.1 million of proceeds from stock option exercises and is partially offset by the payments on lease debts for $9.5 million as well as $0.2 million of interest paid on the “PGE” loan.

Operating capital requirements

Sources of Liquidity and Operating capital requirements—Cellectis S.A.

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. In addition, we guarantee the lease agreement for Calyxt’s headquarters, which as of September 30, 2022, represents a liability in the amount of $24.7 million over the remaining 15 year lease period. At the time Cellectis provided the lease guarantee, Calyxt agreed to indemnify Cellectis for any obligations incurred by Cellectis thereunder, effective upon Cellectis’ ownership falling to 50% or less of Calyxt’s outstanding common stock. Calyxt’s indemnification obligation to Cellectis was triggered in October 2022. Although Calyxt has agreed to indemnify Cellectis for any obligations incurred under this guaranty, it is uncertain in light of Calyxt’s current liquidity challenges whether Calyxt would be able to reimburse any amounts required to be paid by Cellectis pursuant to this guarantee.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $95 million as of September 30, 2022 will fund its therapeutic operations into early 2024.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Sources of Liquidity and Operating capital requirements—Calyxt, Inc.

Calyxt’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible from the capital markets, including under its ATM Facility. Such additional liquidity is subject to market conditions and other factors, including limitations that may apply to Calyxt under applicable SEC and Nasdaq regulations and challenges associated with raising sufficient capital to meet Calyxt’s financing needs in light of Calyxt’s current stock price and related constraints.

On October 3, 2022, Calyxt entered into an amendment to its Open Market Sale Agreement with Jefferies for the Calyxt ATM Facility that enables it, subject to the applicable baby shelf rules, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, Calyxt determines the timing and number of shares to be issued under the Calyxt ATM Facility. During the nine months ended September 30, 2022 and in the subsequent period through October 3, 2022, Calyxt did not issue any shares under the Calyxt ATM Facility. From October 3, 2022, through the date of this report, Calyxt has issued approximately 2.0 million shares of common stock under the Calyxt ATM Facility for proceeds of $0.3 million net of commissions and payments for other share issuance costs.

In the Calyxt follow-on offering, on February 23, 2022, Calyxt issued 3,880,000 shares of its common stock, 3,880,000 Pre-Funded Warrants, and 7,760,000 Common Warrants. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, (v) the execution of an alternative strategic transaction pursuant to the board of directors’ ongoing evaluation process or (vi) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

Calyxt faces uncertainty regarding the adequacy of its liquidity and presently has limited access to additional financing. In the near term, additional capital may not be available to Calyxt on reasonable terms, if at all. For example, although Calyxt has access to the Calyxt ATM Facility, based on its public float, as of the date of the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Calyxt is only permitted to utilize a “shelf” registration statement for primary offerings, including the registration statement under which the Calyxt ATM Facility is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any twelve consecutive months pursuant to the baby shelf rules.

While alternative public and private transaction structures may be available to Calyxt, these may require additional time and cost, may result in fixed payment obligations, may result in substantial dilution to existing stockholders, including Cellectis S.A., particularly in light of Calyxt’s current stock price, may impose operational restrictions on Calyxt, may grant holders rights senior to those of Calyxt’s shares of common stock, and may not be available on attractive terms. Accordingly, Calyxt continuously assesses market conditions and available financing alternatives. However, in light of Calyxt’s current stock price, any potential financing transaction would result in substantial dilution to existing stockholders and there can be no assurance that such a transaction, if available, would be sufficient for Calyxt’s financing needs.

Further, on September 22, 2022, Calyxt announced that its board of directors is evaluating a full range of potential strategic alternatives to maximize shareholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions. Certain of these potential strategic transaction alternatives could result in substantial dilution to existing stockholders, including Cellectis S.A., and have a material adverse effect on the market price of Calyxt’s common stock.

Calyxt has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Calyxt’s net loss was $14.1 million for the nine months ended September 30, 2022, and it used $15.6 million of cash for operating activities for the nine months ended September 30, 2022.

Calyxt’s liquidity funds its non-discretionary cash requirements and its discretionary spending. Calyxt has contractual obligations related to recurring business operations, primarily related to lease payments in respect of its headquarters and laboratory facilities. Calyxt’s principal discretionary cash spending is for capital expenditures, short-term working capital payments, and professional and other transaction-related expenses incurred as Calyxt pursues additional financing and evaluates potential alternative transactions.

In light of Calyxt’s current liquidity challenges, management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers. If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms or to consummate an alternative strategic transaction, Calyxt may have to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. If Calyxt decided to cease operations and dissolve and liquidate its assets, it is unclear to what extent Calyxt would be able to pay its existing obligations. In such a circumstance and in light of Calyxt’s current liquidity position, it is unlikely that substantial resources would be available for distributions to stockholders, including Cellectis S.A.

Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, or to consummate an alternative strategic transaction, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue.

Calyxt believes that its cash, cash equivalents, and restricted cash as of September 30, 2022, considering the $0.3 million of net proceeds realized from the ATM Facility as well as potential additional proceeds from the ATM Facility (up to the maximum amount permitted under the baby shelf rules), the technology vendor settlement described in the significant developments discussion above, and taking into account additional efforts in reassessing its discretionary spending, including the implementation of increasingly stringent cost reduction and other cash focused measures to manage liquidity, is sufficient to fund its operations into the second quarter of 2023. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it anticipates that it will need to raise additional capital to support this business plan for a period of 12 months or more from the date of this filing.

Calyxt’s financing needs are subject to change depending on, among other things, the success of its product development efforts, the effective execution of its business model, its revenue, and its efforts to effectively manage expenses. The effects of the COVID-19 pandemic, other macroeconomic events, and potential geopolitical developments on the financial markets and broader economic uncertainties may make obtaining capital through equity or debt financings more challenging and may exacerbate the risk that such capital, if available, may not be available on terms acceptable to Calyxt.

Off-Balance Sheet Arrangements

As of September 30, 2022, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item 11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until September 30, 2022.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2021.

During the nine-months ended September 30, 2022, the company has implemented a new enterprise resource planning system to manage core operational and finance processes for all Therapeutics segment’s entities. Processes and controls, as well as information technology controls are being adapted to the new system and will be tested as part of the internal control program for 2022.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

Other than the supplemental risk factor provided below, there have been no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2021.

Although Calyxt is exploring a range of strategic alternatives, there is no certainty that Calyxt will be able to execute on any transaction in the near term or at all or that such a transaction will enhance stockholder value, and any such transaction, if available and achieved, may be highly dilutive to Calyxt’s stockholders, including Cellectis S.A.

As of September 30, 2022, Calyxt had cash, cash equivalents, and restricted cash of $7.2 million. In addition to Calyxt’s ongoing efforts to identify available financing opportunities, on September 22, 2022, Calyxt announced that its Board of Directors is evaluating a full range of potential strategic alternatives to maximize stockholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions. Certain potential strategic transaction alternatives, if available and achieved, could result in substantial dilution to existing stockholders, including Cellectis S.A., and have a material adverse effect on the market price of Calyxt’s common stock.

In light of Calyxt’s current stock price, there can be no assurance that any potential financing transaction or any alternative strategic transaction, if available, would be sufficient for Calyxt’s financing needs. If Calyxt raises additional funds through the issuance of additional debt or equity securities, including as part of a strategic alternative, it could result in substantial dilution to its existing stockholders and increased fixed payment obligations, and any issued securities may have rights senior to those of Calyxt’s shares of common stock. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects.

There can be no assurance that Calyxt’s pursuit of financing or the Board of Directors’ evaluation process will result in a transaction, or if any such a transaction is consummated, that it will successfully address Calyxt’s current liquidity challenges or otherwise enhance stockholder value. If a strategic transaction is insufficient to address Calyxt’s long-term financing needs, Calyxt will need to significantly delay or further scale back operations or potentially cease operations, in part or in full. If Calyxt decided to cease operations and dissolve and liquidate its assets, it is unclear to what extent Calyxt would be able to pay its obligations. In such a circumstance and in light of Calyxt’s current liquidity position, it is unlikely that substantial resources would be available for distributions to stockholders, including Cellectis S.A. In addition, we guarantee the lease agreement for Calyxt’s headquarters, which as of September 30, 2022, represents a liability in the amount of $24.7 million over the remaining 15-year lease period. At the time Cellectis provided the lease guarantee, Calyxt agreed to indemnify Cellectis for any obligations incurred by Cellectis thereunder, effective upon Cellectis’ ownership falling to 50% or less of Calyxt’s outstanding common stock. Calyxt’s indemnification obligation to Cellectis was triggered in October 2022. Although Calyxt has agreed to indemnify Cellectis for any obligations incurred under this guaranty, it is uncertain in light of Calyxt’s current liquidity challenges whether Calyxt would be able to reimburse any amounts required to be paid by Cellectis pursuant to this guarantee.

Calyxt has engaged in cost reduction and other cash-focused measures, which may result in challenges in managing its business and executing on its business strategy.

In light of Calyxt’s current liquidity challenges, management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers.

Headcount reductions result in the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across Calyxt, which could adversely affect Calyxt’s operations. Calyxt will need to continue to implement and improve its managerial, operational and financial systems, manage its facilities and continue to retain qualified personnel. As a result, Calyxt’s management may need to divert a disproportionate amount of its attention away from its day-to-day strategic and operational activities and devote a substantial amount of time to managing these organizational changes. Further, possible additional cost reduction and cash-focused measures may yield unintended consequences, such as attrition beyond Calyxt’s intended reduction in headcount and reduced employee morale. In addition, reductions in the size of Calyxt may result in employees who were not affected by the reductions in headcount seeking alternate employment.

In addition, cost reduction and cash-focused measures that Calyxt has undertaken may result in weaknesses in the Company’s infrastructure and operations, an inability to effectively execute on customer acquisition and business development efforts, loss of business opportunities, reduced productivity among remaining employees and challenges in complying with legal and regulatory requirements.

The negative events referred to above would have a material adverse impact on Calyxt’s business, operations, reputation, and long-term viability. Moreover, negative publicity associated with such cost-reduction activities and Calyxt’s evaluation of alternative strategic transactions, and the negative consequences should Calyxt be unable to raise additional capital or unsuccessful in consummating an alternative transaction, could adversely affect Calyxt’s relationships with its suppliers, service providers, customers and potential customers, employees, and other third parties, which in turn could further adversely affect its operations and financial condition.

If Calyxt is unable to maintain compliance with Nasdaq’s listing requirements, its common stock may be delisted from The Nasdaq Capital Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for holders of Calyxt’s common stock, including Cellectis SA., to sell their shares.

On October 4, 2022, Calyxt’s application to list its common stock on The Nasdaq Capital Market (Nasdaq) was approved by Nasdaq. Calyxt’s common stock was previously listed on The Nasdaq Global Market. Calyxt is therefore subject to the continued listing requirements of The Nasdaq Capital Market, including requirements with respect to the market value of publicly held shares, market value of listed shares, minimum bid price per share, and minimum stockholder’s equity, among others, and requirements relating to board and committee independence. If Calyxt fails to satisfy one or more of these continued listing requirements, it may be delisted from The Nasdaq Capital Market.

Delisting from Nasdaq, or the possibility of such delisting, may adversely affect Calyxt’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade Calyxt’s securities and may negatively affect the value and liquidity of Calyxt’s common stock. Delisting, or the possibility of such delisting, also could have other negative results, including the potential loss of investor confidence or interest in business development opportunities. Because Calyxt is a consolidated subsidiary of Cellectis and Cellectis is the largest stockholder of Calyxt, such negative results could also adversely impact the value and liquidity of Cellectis’ securities.

At Calyxt’s 2022 annual meeting of stockholders on June 1, 2022, Calyxt’s stockholders approved an amendment to Calyxt’s amended and restated certificate of incorporation to effect a reverse stock split of its shares of common stock at a ratio not less than 2-to-1 and not greater than 10-to-1, with the exact ratio set within that range at the discretion of Calyxt’s board of directors. However, there can be no assurance that the reverse stock split, if implemented, will increase the market price of Calyxt’s common stock in proportion to the reduction in the number of shares of Calyxt’s common stock outstanding before the reverse stock split or result in a permanent increase in the market price. In addition, it is possible that the reduced number of issued shares of common stock resulting from a reverse stock split could adversely affect the liquidity of Calyt’s common stock.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.